FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                                  INFOVISTA SA
                                  ------------
             (Exact Name of Registrant as Specified in its Charter)

                6, rue de la Terre de Feu, 91940 Les Ulis, France
                -------------------------------------------------
                    (Address of principal Executive Offices)





     (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                           Form 20-F__X__                     Form 40-F_____


     (Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of
1934)

                           Yes_____                           No__X__


     (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): __________)

                                   ENCLOSURES


     InfoVista SA (the "Company") is furnishing under cover of Form 6-K the notice of shareholders' meeting that will be held on December 13, 2001, at 10:30 in the morning, central European time, at Salons Etoile Wagram, 16 avenue de Wagram 75008 PARIS, France.




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


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            INFOVISTA SA

Dated : November 12th, 2001                 By : /s/ ALAIN TINGAUD
                                            Alain TINGAUD
                                            Chairman and Chief Executive Officer



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

                                 INFOVISTA S.A.

           Societe Anonyme with a share capital of 10,615,307.04 euros
                   Registered office: 6 rue de la Terre de Feu
                                91952 COURTABOEUF
                               RC EVRY 334 088 275
                             Siret 334 088 27 000 71


                         NOTICE OF SHAREHOLDERS' MEETING

    Ladies and Gentlemen, the Company's shareholders are hereby invited to attend an ordinary and extraordinary meeting of shareholders which will be held on December 13, 2001, at 10:30 in the morning, central European time, at Salons Etoile Wagram, 16 avenue de Wagram 75008 PARIS, France, in order to vote on the agenda and draft resolutions set forth below:


Agenda
------

ORDINARY GENERAL MEETING

o Report of the Board of directors and presentation of the annual French statutory accounts and the consolidated annual accounts for the fiscal year ended June 30, 2001;

o Presentation of the statutory auditors' general and special reports on the performance of their duties governed by Articles L. 225-38 et seq. of the French Code de commerce;

o Approval of the annual French statutory accounts for the fiscal year ended June 30, 2001;

o Approval of the French consolidated annual accounts for the fiscal year ended June 30, 2001;

o    Allocation of earnings for the fiscal year ended June 30, 2001;

o Full and final discharge to be given to the directors in the performance of their duties during the fiscal year ended June 30, 2001;

o    Extension of the terms of office of 6 directors;

o    Appointment a director;

o Appointment of a replacement joint statutory auditor (co-commissaire aux comptes suppleant);

o Approval of the amount that may be allocated as fees for the Company's directors;

o    Ratification of the 2001 Company InfoVista Employee Stock Option Plan;

o Powers to be granted to the board of directors to repurchase Company shares.


EXTRAORDINARY GENERAL MEETING

o Power to be granted to the board of directors to reduce the share capital by cancelling shares from the repurchase of Company shares;

o Power to be granted to the board of directors to increase the share capital by issuing securities giving rights, immediately or in the future, to subscribe to Company shares with preferential subscription rights granted to the shareholders, up to a maximum nominal amount of 3,186,000 euros;

o Power to be granted to the board of directors to increase the share capital, by issuing securities giving rights, immediately or in the future, to subscribe to Company shares without preferential subscription rights granted to the shareholders, up to a maximum nominal amount of 3,186,000 euros, to be deducted from the maximum amount referred to under the preceding item;


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

o Power to be granted to the board of directors to increase the share capital by capitalising reserves, profits or premiums;

o Power to be granted to the board of directors to increase the share capital during a public tender offer;

o Authorisation to be granted to the Board of Directors to increase share capital up to an amount equal to the maximum annual par value of 400,000 new shares with a par value of 0.54 euros each, by issuing shares or other securities reserved for employees participating in a Company savings plan or a voluntary payroll savings plan, and eligible employees of Company affiliates in France and abroad;

o Power to issue Company stock subscription warrants up to a maximum of 155,624 new shares with a par value of 0.54 euros, reserved for six directors of InfoVista, S.A. and one director of its affiliate, InfoVista (Asia-Pacific) Pte Ltd;

o Power to issue Company stock subscription warrants up to a maximum of 40,000 new shares with a par value of 0.54 euros, reserved for members of the Advisory Committee of InfoVista (Asia-Pacific) Pte Ltd;

o Amendment of articles 1, 7, 9 and 21 of the bylaws to reflect the codification of a law on business corporations in the French Code de Commerce;

o Amendment of articles 14, 15, 16 and 18 of the bylaws to reflect the new legal distribution of powers in the managing bodies, in order to allow directors to participate in board decisions through video conferencing, and to adapt the bylaws to the new regulations governing contracts set forth in Articles L.225-38 et seq. of the French Code de commerce;

o Amendment of article 21 of the bylaws to allow for proxy forms or postal ballots pertaining to the shareholders meeting to be sent by electronic transmission and to allow shareholders to participate in the general meeting of shareholders through video conferencing or other means of telecommunication;

o    Power of attorney.



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                               ------------------

              DRAFT RESOLUTIONS PROPOSED BY THE BOARD OF DIRECTORS
                  TO THE JOINT GENERAL MEETING OF SHAREHOLDERS
                               ON 13 DECEMBER 2001

                               ------------------


                            ORDINARY GENERAL MEETING


RESOLUTION ONE

Approval of the annual French statutory accounts for the fiscal year ended June 30, 2001

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Having heard the report of the board of directors and the statutory auditors' report,

Hereby approves the annual French statutory accounts for the fiscal year ended June 30, 2001, as presented to it, and the transactions underlying the said accounts or summarised in the said reports,

Pursuant to the provisions of Article 223 quater of the French Code general des impots, hereby approves the amount of costs and expenses not deductible from the taxable income referred to in Article 39-4 of the French Code general des impots, which amounts to 5,744 euros for the fiscal year ending on June 30, 2001, as well as the amount of taxes paid by the Company owing to this non-deductibility, which amounts to 2,029 euros,

Hereby notes, pursuant to the provisions of Article 233 quinquies of the French Code general des impots, the absence of expenses referred to in Article 39-5 of the French Code general des impots during the fiscal year ending on June 30, 2001.

RESOLUTION TWO

Approval of the consolidated annual accounts for the fiscal year ended June 30, 2001 and discharge of the directors on the performance of their duties for such fiscal year

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Having heard the report of the board of directors and the statutory auditors' report,

Hereby approves the consolidated annual accounts for the fiscal year ended June 30, 2001, as presented to it, and the transactions underlying the said accounts or summarised in the said reports,

And therefore fully and unreservedly discharges the directors and the statutory auditors from any liability arising from the performance of their duties during the fiscal year in question.

RESOLUTION THREE

Allocation of earnings for the fiscal year ended June 30, 2000

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Hereby approves the proposed allocation of earnings presented by the board of directors and resolves that the profit of 3,963,067 euros from the fiscal year ended June 30, 2001 shall be carried forward,

Takes note, in accordance with the provisions of Article 243 bis of the French Code general des impots (General tax code), of the fact that no dividend has been distributed for the last three fiscal years.

RESOLUTION FOUR

Approval of the agreements provided for in Articles L. 225-38 of the French Code de Commerce

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Having heard the statutory auditors' special report on the agreements governed by Articles L. 225-38 of the French Code de commerce (formerly Article 101 of the law of 24 July, 1966),


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

Hereby approves the agreements concluded during the course of the fiscal year ended June 30, 2001, as contained in the said report, together with the agreements authorised and concluded at an earlier date but performed during the course of the fiscal year ended June 30, 2001.

RESOLUTION FIVE

Extension of the term of office of a director

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Hereby notes that the term of office of director Alain Tingaud is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2002.

RESOLUTION SIX

Extension of the term of office of a director

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Hereby notes that the term of office of director Jean-Paul Bernardini is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2002.

RESOLUTION SEVEN

Extension of the term of office of a director

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Hereby notes that the term of office of director Mr. Herbert May, is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2002.

RESOLUTION EIGHT

Extension of the term of office of a director

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Hereby notes that the term of office of director Vertex Technology Fund Ltd, represented by Mr. Frankie Tan Siew Teck, is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2002.

RESOLUTION NINE

Extension of the term of office of a director

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Hereby notes that the term of office of director Hubert Tardieu is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2002.

RESOLUTION TEN

Extension of the term of office of a director

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Hereby notes that the term of office of director Peter Waal is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2002.


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

RESOLUTION ELEVEN

Appointment of a director

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Having heard the report of the board of directors,

Hereby resolves, to appoint Mr. Bruce Cohen as external adviser for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2002.

RESOLUTION TWELVE

Appointment of a replacement joint statutory auditor (co-commissaire aux comptes suppleant)

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Having heard the report of the board of directors,

Hereby resolves to appoint Mr. David Dowse as replacement joint statutory auditor (co-commissaire aux comptes suppleant) for S&W Associes, the current joint statutory auditor for a period of four years, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2005.

RESOLUTION THIRTEEN

Approval of the amount that may be allocated as fees for the Company's directors

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Having heard the report of the board of directors,

Hereby approves the lump sum of 150,000 euros as the amount that may be allocated as fees that may be paid to the directors for the current year and for every fiscal year thereafter until a contrary decision of the shareholders, and grants the board of directors full authority to allocate these fees, in full or in part, in accordance with the terms to be established by the board.

RESOLUTION FOURTEEN

Ratification of the 2001 InfoVista Employee Stock Option Plan

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings, and in order to comply with American fiscal rules,

Hereby ratifies the rules of the 2001 InfoVista Employee Stock Option Plan adopted by the board of directors on 24 January 2001 and amended on 26 September 2001, pursuant to the resolution of the general meeting of shareholders on 18 December 2000.

RESOLUTION FIFTEEN

Powers to be granted to the board of directors to repurchase Company shares

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

     Having heard the report of the board of directors,

And having renewed the "note d'information" approved by the "Commission des operations de bourse",

Hereby grants the board of directors the power (which may be delegated to its chairman) in accordance with Articles L. 225-209 et seq. of the French Code de commerce, to repurchase Company shares representing up to a maximum of 10% of the share capital of the Company.

The purpose of powers granted herein is to enable the Company to:

     o implement stock purchase plans for the benefit of the employees or executives of the Company or its affiliates. Such plans shall be administered pursuant to applicable laws and may operate, for example, through profit-sharing, the award of stock-options, or through a corporate pension fund,

     o provide consideration in the context of an acquisition or an exchange of Company shares (especially as part of external growth operations),


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

     o issue securities when rights attached to securities giving rights to purchase Company shares are exchanged or exercised by presenting a coupon or in some other manner,

     o stablise the InfoVista share price by purchasing or selling shares, depending on market conditions and in compliance with the relevant regulations,

     o cancel shares, but subject to the adoption of a specific resolution by the extraordinary general meeting of shareholders.

The purchase, sale and transfer of the shares pursuant to this resolution may be carried out at any time and in any manner, especially on the open market or through other types of negotiated transactions and, if necessary, by having recourse to financial derivatives (options, negotiable warrants etc.), provided that they comply with applicable regulations. The part of the program which may be done through block trades is not limited.

The funds used for the share repurchase programme shall not exceed 30,000,000 euros.

In the context of this program, the maximum purchase price (excluding expenses) shall be 51 euros (150% of the highest closing over the period from January 2, 2001 to September 17, 2001) and the minimum resale price (excluding expenses) shall be 2.3 euros (lowest closing price over the same period).

In order to ensure that the foregoing powers can be exercised, the board of directors is hereby granted the power, which may be delegated, to:

     o    enter into stock market transactions,

     o conclude any agreement, especially with a view to maintaining share purchase and sale registers,

     o report to the "Commission des operations de bourse", the "Conseil des Marches Financiers" or any other regulatory agency,

     o carry out any other formalities and, in general, do whatever is necessary to implement this resolution.

These powers shall expire at the close of the general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2002 and may also be exercised during a public tender offer.

The board of directors must notify the general meeting of shareholders of operations conducted pursuant to the present resolution.



                          EXTRAORDINARY GENERAL MEETING



RESOLUTION SIXTEEN

Power granted to the board of directors to reduce the share capital by cancelling shares from the repurchase of Company shares

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Having heard the report of the board of directors and the statutory auditors' special report,

Hereby grants the board of directors the power to cancel, on one or more occasions, some or all of the Company shares that it has purchased under the share repurchase program governed by the preceding resolution, up to a limit of 10% of the capital in any one 24-month period,

Authorises the board of directors to offset the difference between the repurchase price of the cancelled shares and their par value against available premiums and reserves,

And generally grants the board of directors the power to set the terms and procedures governing the said cancellation(s) and, if necessary, to amend the by-laws accordingly.

The present powers shall expire at the close of the general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2002.


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

RESOLUTION SEVENTEEN

Power to be granted to the board of directors to increase the share capital by issuing securities giving rights, immediately or in the future, to subscribe to Company shares with preferential subscription rights granted to the shareholders, up to a maximum nominal amount of 3,186,000 euros

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Having heard the report of the board of directors and the statutory auditors' special report,

Hereby notes that the share capital is fully paid up,

Resolves, in accordance with the provisions of Article L. 225-129 III of the French Code de commerce, to grant the board of directors the necessary power, which may be delegated to its chairman, to increase the share capital of the Company in France or abroad, on one or more occasions, to the extent and at the times that it deems appropriate, by issuing Company shares or other securities giving rights, immediately or in the future, to subscribe to Company shares by subscription, conversion, exchange, redemption, presentation of a coupon or any other method, with preferential subscription rights,

Resolves that the nominal value of the shares issued pursuant to this above authorisation shall not exceed 2,400,000 euros. If additional shares are to be issued in order to protect the rights of holders of securities with rights to subscribe Company shares, in accordance with the law, their nominal value shall be in addition to the 3,186,000 euro limitation.

Further resolves that the nominal value of the securities issued as debt securities giving access to the share capital of the Company may not exceed 20,000,000 euros or the equivalent thereof in the case of issues in foreign currency or units of account referencing several currencies,

     Resolves that shareholders may exercise their preferential subscription rights, under conditions provided by law, unless their exercise would result in the acquisition of a fractional number of shares. Moreover, the board of directors may give shareholders the right to subscribe to a number of shares that is greater than the amount to which they would be entitled in proportion to the number of subscription rights they hold, up to and including the amount of shares they request. If an offering is not fully subscribed after the exercise of preferential rights under the condition stated above, the board of directors may:

     o limit the offering to the amount of subscriptions exercised if the offering has been at least three-fourths subscribed,

     o    allocate all or part of the securities not subscribed, or

     o    offer to the public all or part of the securities not subscribed.

Resolves that the offering of Company share warrants, by application of Articles
L. 228-95 of the French Code de commerce, may take the form either of a call for subscriptions or a free distribution to shareholders,

Notes that, if necessary, the powers granted above shall entail the waiver by shareholders, in favor of the holders of the new securities giving access at a later date to Company shares, of their preferential subscription rights to subscribe for the new shares to be issued on the exercise of such securities.

Resolves to waive the preferential subscription rights of shareholders to shares issued upon conversion of bonds or by the exercise of warrants issued independently,

Resolves that the amount to be received by the Company for each share issued in exercise of the powers granted herein should be at least equal to the par value of the shares on the date of issuance,

Resolves to grant the board of directors full power, including the right to delegate to its chairman as provided by law, to implement this authorization. Specifically, the board of directors may determine the dates, terms, price, and quantity of the offerings as well as the form and characteristics of the securities to be issued, including ex- or cum dividend dates. The board of directors may set the means of payment of the new securities and, if necessary, may suspend the exercise of attached rights for up to three months, while protecting the legal interests of holders of securities giving access at a later date to shares. It may take any action and comply with any formalities required in order for the rights, shares, securities or warrants created to be listed on a regulated market, in France or abroad. It may charge costs, particularly issuance costs, against issuance premiums, if appropriate. Full powers are given to the board of directors to take into account the issue price of new shares, to carry out all operations consequent to the increase in capital share resulting from implementation of this authorization, and to modify by-laws accordingly.

If debt securities are issued, the board of directors shall have the power, which may be delegated to its chairman, to decide whether or not they are subordinate, set their interest rate, term and redemption price (fixed or variable), and determine whether they should be issued at a premium and the method of redemption on the basis of market conditions and the conditions under which these securities grant subscription rights to Company shares.

     Hereby resolves that this delegation of power invalidates any prior delegation of the same nature, specifically, the delegation of power authorized by the general meeting of shareholders on December 18, 2001 in resolution fourteen.

In accordance with the provisions of Article L. 225-129 III of the French Code de commerce, these powers shall be valid for a period of twenty-six months from the date of the general meeting of shareholders.

RESOLUTION EIGHTEEN

Power to be granted to the board of directors to increase the share capital by issuing securities giving rights, immediately or in the future, to subscribe to Company shares without preferential subscription rights granted to the shareholders, up to a maximum nominal amount of 3,186,000 euros, to be deducted from the maximum amounts referred to under the preceding resolution

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Having heard the report of the board of directors and the statutory auditors' special report,

Hereby notes that the share capital is fully paid up,

Resolves, in accordance with the provisions of Articles L. 225-129 III of the French Code de commerce, to grant the board of directors the necessary power, which may be delegated to its chairman, to increase the share capital of the Company in France or abroad, on one or more occasions, to the extent and at the times that it deems appropriate, by issuing Company shares or other securities giving rights, immediately or in the future, to subscribe to Company shares by subscription, conversion, exchange, redemption, presentation of a coupon or any other method, without preferential subscription rights and by public offering,

Resolves that the nominal value of the shares issued pursuant to the above authorisation shall not exceed 3,186,000 euros. If additional shares are to be issued in order to protect the rights of holders of securities with rights to subscribe Company shares, in accordance with the law, their nominal value shall be in addition to the 3,186,000 euro limitation.

Resolves that the maximum amount by which the value of the shares issued may be increased pursuant to the present resolution shall be deducted from the maximum amount by which the capital may be increased under the preceding resolution,

Further resolves that the nominal value of the shares issued as debt securities giving access to the share capital of the Company may not exceed 20,000,000 euros or the equivalent thereof in the case of issues in foreign currency or units of account referencing several currencies,

Resolves to waive existing shareholders' preferential subscription rights regarding the securities to be issued, on the understanding that the board of directors may allow priority for existing shareholders on all or part of the offering under conditions to be determined by the board of directors. Subscription priority thus granted shall not be freely transferable. The board is hereby authorized to determine whether priority in fractional shares shall be forfeited or whether the holder shall be allowed to purchase a full share,

Notes that, if necessary, the powers granted above shall entail the waiver by shareholders in favor of the holders of the new securities giving access at a later date to Company shares, of their preferential subscription rights to the new shares to be issued on the exercise of such securities,

Resolves to waive the preferential subscription rights of shareholders to shares issued upon conversion of bonds or by the exercise of warrants issued independently,

Resolves that the amount to be received by the Company for each share issued in exercise of the powers granted herein, after deduction of issuing costs for warrants or rights, where warrants or rights alone are issued, may not be less than the average closing price of the shares on the Nouveau Marche for ten consecutive trading days within the twenty last days preceding the first day of their issue, after adjustment for the effect of whether the shares are issued cum dividend or ex-dividend,

Resolves that the present authorization shall be used to issue new shares of the Company or any other securities of any nature (including warrants) or rights giving access, either immediately or in the future, to shares of the Company in exchange for securities tendered in a public tender offer initiated by the Company on the securities of a company listed on one of the regulated markets cited in Articles L. 225-148 of the French Code de commerce,

Resolves to grant the board of directors full power, including the right to delegate to its chairman as provided by law, to implement this authorization. Specifically, the board of directors may determine the dates, terms, price, and quantity of the offering as well as the form and characteristics of the securities to be issued, including ex- or cum dividend dates. The board of directors may set the means of payment of the new securities and, if necessary, may suspend the exercise of attached rights for up to three months, while protecting the legal interests of holders of securities giving access at a later date to shares. It may take any action and comply with any formalities required in order for the rights, securities or warrants created to be listed on a regulated market, in France or abroad. It may charge costs, particularly issuance costs, against issuance premiums, if appropriate. Full powers are given to the board to take into account the issue price of new shares, to carry out all operations consequent to the increase in capital stock resulting from implementation of this authorization, and to modify the by-laws accordingly,

If debt securities are issued, the board of directors shall have the power, which may be delegated to its chairman, to decide whether or not they are subordinate, set their interest rate, term, redemption price (fixed or variable) and determine whether they should be issued at a premium and the method of redemption, on the basis of market conditions and the conditions under which these securities grant subscription rights to Company shares.

This current resolution invalidates any prior authorisation relating to the immediate and/or subsequent issuance of shares of the Company with waiver of preferential subscription rights.

Hereby resolves that this delegation of power invalidates any prior delegation of the same nature, specifically, the delegation of power authorized by the general meeting of shareholders on December 18, 2000 in resolution fifteen.

In accordance with the provisions of Articles L. 225-129 III of the French Code de commerce, these powers shall be valid for a period of twenty-six months from the date of the general meeting of shareholders.

RESOLUTION NINETEEN

Power to be granted to the board of directors to increase the share capital by capitalising reserves, profits or premiums

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Having heard the report of the board of directors and the statutory auditors' special report,

Hereby notes that the share capital is fully paid up,

Resolves to grant the board of directors the necessary power, which may be delegated to its chairman, to increase the share capital of the Company on one or more occasions, to the extent and at the times that it deems appropriate, by capitalising reserves, profits or premiums earned by raising the par value of existing shares and granting additional free shares to existing shareholders,

Resolves that rights that to fractional shares shall not be transferable and that the corresponding shares shall be sold rights. The proceeds from the sale of such shares shall be allocated to the holders of the corresponding rights no later than thirty days after the date they have received the full number of shares to which they are entitled,

Grants the board of directors the power, which may be delegated to its chairman in accordance with the law, to determine the issue dates, terms, price and quantity of the offering, take all necessary steps to protect the rights of holders of securities giving access to Company shares which are in force at the date of such capital increase and to carry out all operations consequent to the increase in capital stock resulting from the implementation of this authorisation including the amendment of the by-laws accordingly,

The amounts by which the share capital may be increased by application of the powers granted herein shall not exceed 3,186,000 euros. This maximum amount shall be deducted from the maximum share capital increases implemented in exercise of the powers granted to increase the capital without preferential subscription rights,

Hereby resolves that this delegation of power invalidates any prior delegation of the same nature, specifically, the delegation of power authorized by the general meeting of shareholders on December 18, 2000 in resolution sixteen.

In accordance with the provisions of Articles L. 225-129 III of the French Code de commerce, the power granted herein shall be valid for a period of twenty-six months from the date of the general meeting of shareholders.

RESOLUTION TWENTY

Power granted to the board of directors to increase the share capital in the event of a public tender offer

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Having heard the report of the board of directors,

Hereby resolves, in accordance with the provisions of Articles L. 225-129 IV of the French Code de commerce, to authorise the board of directors to exercise the powers granted under resolutions seventeen to nineteen during a public tender offer.

This authorisation shall expire at the close of the general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2002.

RESOLUTION TWENTY-ONE

Power to increase the share capital reserved for employees

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Having heard the report of the board of directors and the statutory auditors' special report,

     o Hereby authorises the board of directors, in accordance with the provisions of Articles L. 443-1 and seq. of the French Code du travail and Article L. 225-138 of the French Code de Commerce, and pursuant to the provisions of Article L. 225-129 VII of the same code, to increase share capital of the Company at its sole discretion, on one or more occasions, up to an annual maximum of 400,000 new shares with a par value of 0.54 euros each, by issuing shares or other securities giving rights to subscribe to Company shares to employees of the Company and its affiliates in France or abroad, who are participating in an Employee Savings Plan or a Voluntary Payroll Savings Plan and who are eligible pursuant to the law. Share capital may be increased up to the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June, 30 2003, and at the latest, up to the close of the period of time provided for in Article L. 225-138 IV 3rd;

     o Hereby resolves that the board of directors may grant free shares or other securities giving the rights to subscribe to Company shares, with the understanding that the total value of this allotment, and if applicable, the discount on the subscription price, may not exceed legal or regulatory limits;

     o Hereby resolves that the board of directors shall approve the subscription price of new shares and other securities giving rights to subscribe to Company shares, pursuant to legal and regulatory provisions;

     o Hereby resolves that the board of directors shall determine the characteristics of any other securities giving rights to subscribe to Company shares, in accordance with regulatory requirements;

     o Hereby resolves to eliminate shareholders' pre-emptive rights in favour of employees participating in an Employee Savings Plan or a Voluntary Payroll Savings Plan.

The general meeting of shareholders grants the board of directors full authority to implement this authorization. Specifically, the board of directors may approve the time frame for issuing shares and, if applicable, other securities giving the right to subscribe to Company shares. It may also determine the terms of the transactions and set the dates and means of issuing the new securities pursuant to this authorization, the opening and closing dates of the offerings, possession dates, the terms for releasing Company shares and other securities giving the right to subscribe to Company shares, and it may request that the new securities be listed on the market of its choice.

The board of directors shall also have full authority, which may be delegated to its chairman, to confirm share capital increases up to a maximum amount equal to the amount of shares that will actually be offered, to conduct all operations and formalities related to increasing share capital either directly or by proxy, and, at its discretion and if it so deems appropriate, to deduct the costs of the share capital increase from the amount of the option prices accruing to this increase, and to deduct from this amount the sums required in order to bring the legal reserves to one tenth of the new capital following each increase.

The general meeting of shareholders hereby resolves that this resolution invalidates and supersedes any prior authorization of the same nature, and specifically, the authorization granted by the general meeting of shareholders on March 10,2000 in resolution twelve.

RESOLUTION TWENTY-TWO

Power to issue Company stock subscription warrants up to a maximum of 155,624 shares, reserved for certain directors of InfoVista, S.A. and its affiliate, InfoVista (Asia-Pacific) Pte Ltd

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Having heard the report of the board of directors and the statutory auditors' special report,

Hereby authorizes the Board of Directors, pursuant to Article L.228-95 of the Code de Commerce, to issue on one or more occasions, and at its sole discretion, 155,624 stock subscription warrants, giving the rights to subscribe to 155,624 new Company shares, with a par value of 0.54 euros each;

Further authorizes the Board of Directors, in order to allow those in possession of the warrants to exercise their right to subscribe to shares, to increase the share capital by a maximum par value of 84,036.96 euros, to which could be added the par value of the shares to be issued, so as to reserve the rights of those in possession of these warrants, in the event such a reservation is necessary;

Hereby resolves to eliminate shareholders' pre-emptive rights to all these stock subscription warrants, and to reserve the right to subscribe to these purchase warrants to the following persons in the following proportions:

     For InfoVista S.A.

     o 25,000 stock subscription warrants reserved for Mr. Jean-Paul Bernardini, giving him the right to subscribe to 25,000 new shares with a par value of 0.54 euros each;
     o 25,000 stock subscription warrants reserved for Mr. Bruce Cohen, giving him or her the right to subscribe to 25,000 new shares with a par value of 0.54 euros each;
     o 25,000 stock subscription warrants reserved for Mr. Herbert May, giving him the right to subscribe to 25,000 new shares with a par value of 0.54 euros each;
     o 25,000 stock subscription warrants reserved for Mr. Frankie Tan, giving him the right to subscribe to 25,000 new shares with a par value of 0.54 euros each;
     o 25,000 stock subscription warrants reserved for Mr. Hubert Tardieu, giving him the right to subscribe to 25,000 new shares with a par value of 0.54 euros each;
     o 15,624 stock subscription warrants reserved for Mr. Peter Waal, giving him the right to subscribe to 15,624 new shares with a par value of
          0.54 euros each.

     For InfoVista (Asia-Pacific) Pte Ltd

     o 15,000 stock subscription warrants reserved for Mr. P. Balachandran, giving him the right to subscribe to 15,000 new shares with a par value of 0.54 euros each.

Hereby resolves that issuing these stock subscription warrants implies that shareholders shall expressly renounce their pre-emptive rights to purchase shares to be issued in the exercise of said stock subscription warrants, to the benefit of those in possession of these warrants.

Resolves that this authorization shall be valid for one year from the date of this general meeting of shareholders and that the stock subscription warrants must be exercised within 5 years from the date of issue according to the following terms:

     o the issue price of each share shall be fixed by the board of directors, but shall be not less than the 1% of the average closing price of InfoVista shares on the Nouveau Marche of Euronext Paris over the twenty trading days preceding the day on which the stock subscription warrants were issued;

     o the subscription price for the new shares shall be fixed by the board of directors, but shall be not less than the highest of the following three amounts:

          1) 85% of the average closing price of InfoVista shares on Le Nouveau Marche over the twenty trading days preceding the day on which the stock subscription warrants were issued;

          2) the closing price of InfoVista shares on the Nouveau Marche of Euronext Paris on the trading day preceding the day on which the stock subscription warrants were issued ;

          3) the closing price of InfoVista American Depository Shares on the Nasdaq on the trading day preceding the day on which the stock subscription warrants were issued, noting that the U.S. dollar price shall be converted to euros on the basis of the noon buying rate of the Federal Reserve Bank of New York on the same day..

Hereby grants the board of directors full authority to implement this resolution and specifically to:

     o determine the characteristics and the issue price of the stock subscription warrants;

     o establish the terms for exercising the stock subscription warrants, and specifically, the subscription price, date of possession of the shares that may be purchased with each warrant, the deadline and the periods in which the stock subscription warrants may be exercised;

     o take all necessary steps to protect the rights of stock subscription warrant owners in the event that the transactions referred to in Articles 171 et seq. of the March 23, 1967 decree were to occur;

     o confirm increases in share capital after stock subscription warrants have been exercised; and

     o consequently, to amend the bylaws and more generally, to do whatever is necessary to implement this resolution.

RESOLUTION TWENTY-THREE

Power to issue  Company  stock  subscription  warrants up to a maximum of 40,000
shares,   reserved   for  members  of  the   Advisory   Committee  of  InfoVista
(Asia-Pacific) Pte Ltd

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Having heard the report of the board of directors and the statutory auditors' special report,

Hereby authorizes the Board of Directors, pursuant to Article L.228-95 of the Code de Commerce, to issue on one or more occasions, and at its sole discretion, 40,000 stock subscription warrants, giving the rights to subscribe to 40,000 Company new shares, with a par value of 0.54 euros each;

Further authorizes the Board of Directors, in order to allow those in possession of the warrants to exercise their right to subscribe to shares, to increase the share capital by a maximum par value of 21,600 euros, to which could be added the par value of the shares to be issued, so as to reserve the rights of those in possession of these warrants, in the event such a reservation is necessary;

Hereby resolves to eliminate shareholders' pre-emptive rights to all these stock subscription warrants, and to reserve the right to subscribe to these stock subscription warrants in the following proportions:

     InfoVista (Asia-Pacific) Pte Ltd

     o 10.000 stock subscription warrants reserved for Mr. Franck Chen, giving him the right to subscribe to 10,000 new shares with a par value of 0.54 euros each;

     o    10.000  stock   subscription   warrants   reserved  for  Mr.  Yasuhiko
          Matsuyama, giving him the right to subscribe to 10,000 new shares with a par value of 0.54 euros each;

     o 10.000 stock subscription warrants reserved for Mr. Yong Lum Sung, giving him the right to subscribe to 10,000 new shares with a par value of 0.54 euros;

     o 10.000 stock subscription warrants reserved for Mr. Yong Thian Sze, giving him the right to subscribe to 10,000 new shares with a par value of 0.54 euros each;

Hereby resolves that issuing these stock subscription warrants implies that shareholders shall expressly renounce their pre-emptive rights to purchase shares to be issued in the exercise of said stock subscription warrants, to the benefit of those in possession of these warrants.

Resolves that this authorization shall be valid for one year from the date of this general meeting of shareholders and that the stock subscription warrants must be exercised within 5 years from the date of issue according to the following terms:

     o the issue price of each share shall be fixed by the board of directors, but shall be not less than 1% of the average closing price of InfoVista shares on the Nouveau Marche of Euronext Paris over the twenty trading days preceding the day on which the stock subscription warrants were issued;

     o the subscription price for the new shares shall be fixed by the board of directors, but shall be not less than the highest of the following three amounts:

          1) 85% of the average closing price of InfoVista shares on the Nouveau Marche of Euronext Paris over the twenty trading days preceding the day on which the purchase warrants were issued;

          2) the closing price of InfoVista shares on the Nouveau Marche on the trading day preceding the day on which the stock subscription warrants were issued;

          3) the closing price of InfoVista American Depository Shares on the Nasdaq on the trading day preceding the day on which the stock subscription warrants were issued noting that the U.S. dollar price shall be converted to euros on the basis of the noon buying rate of the Federal Reserve Bank of New York on the same day.

Hereby grants the board of directors full authority to implement this resolution and specifically to:

     o determine the characteristics and the issue price of the stock subscription warrants;

     o establish the terms for exercising these purchase warrants, and specifically, the subscription price, date of possession of the shares that may be purchased with each warrant, the deadline and the periods in which the stock subscription warrants may be exercised;

     o take all necessary steps to protect the rights of stock subscription warrant owners in the event that the transactions referred to in Articles 171 et seq. of the 23 March 1967 decree were to occur;

     o confirm increases in share capital after stock subscription warrants have been exercised; and

     o consequently, to amend the bylaws and more generally, to do whatever is necessary to implement this resolution.

RESOLUTION TWENTY-FOUR

Amendment of articles 1, 7, 9 and 21 of the bylaws to reflect the codification of law on business corporations in the French Code de Commerce

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Having heard the report of the board of directors,

Hereby resolves to bring the bylaws into conformity with the new numbering system in the Code de commerce by replacing the references to the law of July 24, 1966 in Articles 1, 7, 9, and 21, with references that correspond to the French Code de commerce.

RESOLUTION TWENTY-FIVE

Amendment of articles 14, 15, 16 and 18 of the bylaws to reflect the new legal distribution of powers in the managing bodies, in order to allow directors to participate in board decisions through video conferencing, and to adapt the bylaws to the new regulations governing contracts set forth in Articles L.225-38 et seq. of the French Code de commerce

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Having heard the report of the board of directors,

Hereby resolves to amend Articles 14, 15, 16 and 18 of the bylaws as follows:

Article 14 - Meetings of the board of directors

"The chairman of the board of directors may convene board meetings through any means, including oral notice, at the Company's registered office or at any other location, as often as the interests of the Company so require.

In the event the board has not met for more than two months, at least one third of the directors in office may ask the chairman to convene a meeting to cover a specific agenda.

If the duties of the chairman of the board and chief executive officer (CEO) are separate, the CEO also has the right to ask the chairman to convene a board meeting to cover a specific agenda.

In the aforementioned circumstances, the chairman must comply with any requests to convene a meeting from either one third of the directors or from the CEO.

At least half of the directors in office, with a minimum of two directors, must be present in order for meetings to be valid. Directors attending the meeting shall sign an attendance sheet.

Participation in a board meeting via video conferencing pursuant to the terms set forth in the applicable regulations constitutes presence in person for the purposes of determining a quorum and the majority. This provision does not apply to the adoption of resolutions stipulated in Articles L.225-47, L.225-53, L.225-55, L.232-1 and L.233-11 of the French Code de commerce.

Decisions shall be made by a majority of directors present or represented by proxy. In the case of a split vote, the chairman shall cast the deciding vote.

The board may select a secretary, who need not necessarily be one of the directors.

Minutes of the board meetings shall be recorded in a special register, which shall be signed by the presiding officer and at least one director, or by at least two directors if the presiding officer is unable to sign.

Copies or extracts of board meeting minutes shall be officially certified by the chairman of the board of directors, the CEO, the deputy CEOs, or by a proxy designated to this effect."

Article 15 - Powers of the board of directors

"The board of directors shall set the overall Company policy and monitor the implementation thereof. Subject to the powers expressly granted to the general meeting of shareholders, and restricted to the interests of the Company, the board of directors may examine any matter involving the proper functioning of the Company and, through its meetings, resolve any issues affecting the Company.

In dealings with third parties, the Company may be bound by acts of the board, even if such acts are not congruous with the interests of the Company, unless the Company can prove that the third party knew that the act transgressed Company interests or that it could not have been unaware of such, given the circumstances. The mere publication of these bylaws shall constitute sufficient proof.

The board of directors may order any audits or inspections that it deems necessary. Every director shall be given all information necessary for the conduct of his or her duties and may request copies of any documents he or she deems useful.

All sureties, endorsements and guarantees made by the Company must be authorised by the board pursuant to the terms set forth by law."

Article 16 - Company Management

o    Chairman of the Board of Directors

"The board of directors shall appoint a chairman from among the directors and shall determine the term of the chairman, which may not exceed his or her term as a director. The chairman shall be a natural person and may be re-elected indefinitely. Nevertheless, no matter the duration approved for the term, the duties of the chairman shall automatically end during the first ordinary general meeting of shareholders in the year he or she turns 70 years old.

The chairman may be removed at any time by the board of directors.

The chairman shall represent the board of directors. He or she shall organize and direct the work of the board, and shall report to the general meeting of shareholders. He or she shall ensure that the Company operates smoothly and more specifically, that the directors are able to fulfil their duties.

The board of directors shall approve compensation of the chairman.

o    Senior Management

Either the chairman of the board, or another natural person whom the board appoints as CEO, shall assume responsibility for the general management of the Company.

The board of directors shall select one of the two aforementioned management options. The shareholders and third parties shall be informed of this choice pursuant to the terms established by decree.

The board of directors shall choose a management option by majority vote of the directors present or represented by proxy. The chairman shall not have the deciding vote.

The board of directors may not change the management model for a period of at least two years, except by unanimous decision of the directors present or represented by proxy.

If the chairman of the board assumes the management of the Company, he or she shall be governed by the provisions in these bylaws pertaining to the CEO.

o    Chief Executive Officer (CEO)

The CEO shall have wide ranging authority to act on behalf of the Company in all circumstances. This authority shall be limited to acting in the interests of the Company, and shall be subject to the powers that the law expressly grants to the general meeting of shareholders and the board of directors.

The CEO shall represent the Company in its dealings with third parties. The Company may be bound by acts of the CEO, even if such acts are ultra vires the objects of the Company, unless the Company can prove that the third party knew that the act transgressed Company interests or that it could not have been unaware of such, given the circumstances. The mere publication of these bylaws shall constitute sufficient proof.

The provisions of the bylaws or decisions by the board of directors that limit the powers of the CEO shall be unenforceable on third parties.

Compensation of the CEO shall be approved by the board of directors.

The CEO may not be more than 70 years old. In the event that he or she reaches the age of 70 during his or her term as CEO, he or she shall voluntarily resign; however, his or her term shall extend until such time as the board of directors reconvenes and appoints a successor. Subject to this provision, the CEO is eligible to serve a second term. However, in the event that the CEO is also a board member, the duration of his or her duties may not exceed his or her term of office.

o    Deputy Chief Executive Officer (Directeur generale delegue)

Upon the proposal of the CEO, the board of directors may appoint one or more persons as Deputy Chief Executive Officer(s) to assist the CEO.

A Deputy CEO may be removed at any time by the board of directors, upon the proposal of the CEO. In the event of death, resignation or removal of the CEO, the Deputy CEO shall retain his or her position and duties until such time as a new CEO is appointed, unless the board of directors decides otherwise.

The CEO, with the agreement of the board of directors, shall determine the scope and duration of the powers granted to Deputy CEO. The board of directors shall determine the amount of compensation.

A Deputy CEO(s) shall have the same authority as the CEO with respect to third parties.

Deputy CEO(s) may not be more than 70 years old. In the event that a Deputy CEO reaches the age of 70 during his or her term, he or she shall voluntarily resign. However, his or her term shall extend until such time as the board of directors meets again and appoints a successor. Subject to this provision, a Deputy CEO is eligible for re-election. However, in the event that a Deputy CEO is also a board member, the duration of his or her duties may not exceed his or her term of office.

The maximum number of Deputy Chief Executive Officers shall not exceed five.

All acts that bind the Company, as well as the withdrawal of capital or securities, power of attorney over bankers, lending institutions and banks, subscriptions, endorsements, acceptances, guarantees, and paid commercial papers must be signed by either the chairman of the board of directors or the director specifically delegated to replace the chairman in the event of incapacitation, or by one of the Deputy CEOs, except where one or more proxies have been authorized to act, either collectively or individually, on sureties, endorsements and guarantees that are required to have prior authorization from the board of directors, pursuant to the law.

A copy of the minutes of the meeting during which such authority was granted shall serve as proof of authority to act."

Article 18 - Responsibilities of the Directors and Senior Management

"The chairman, the directors, the CEO or the Deputy CEO(s) of the Company shall be held liable, both vis-a-vis the Company and vis-a-vis third parties, for violations of the laws governing Societe Anonymes, violations of these


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

bylaws and acts of mismanagement, according to the terms and subject to the sanctions stipulated by the laws in force."

RESOLUTION TWENTY-SIX

Amendment of article 21 of the bylaws to allow for proxy forms or postal ballots pertaining to the shareholders meeting to be sent by electronic transmission, and to allow shareholders to participate in the general meeting of shareholders through video conferencing or other means of telecommunication

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Having heard the report of the board of directors,

The general meeting of shareholders hereby resolves to add the following two new paragraphs after paragraph 5 of Article 21:

Article 21 - paragraphs 6 and 7

"Where the laws and regulations so permit, shareholders may send their proxy form or ballot pertaining to any general meeting of the shareholders, in either in paper or electronic form, if the board so decides and informs the shareholders of such in the notice of meeting.

If the board of directors so decides at the time when the shareholders meeting is convened, shareholders may participate via video conferencing or any other means of telecommunication that allows them to be identified, and based on the terms set forth by the regulations in place at that time. Participation in shareholders meetings in this manner shall constitute presence in person, for the purposes of calculating the quorum and the majority."

The remainder of the article remains unchanged.

RESOLUTION TWENTY-SEVEN

Power of attorney

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Hereby grants the bearer of an original, a copy or an extract of these minutes all powers to carry out the necessary registrations and formalities.



                    -----------------------------------------


          Provided that are no changes are made to the agenda, pursuant to requests for additional resolutions, this notice constitutes valid notice of the meeting.

          Requests to add new resolutions to the agenda by shareholders who fulfill the conditions set forth in article 128 of the decree of March 23, 1967, must, in accordance with the regulations in force, file such proposals with the Company at its registered office by registered letter with return receipt requested no later than ten days from the date that of publication of this notice.

          All holders of ordinary shares, regardless of the number of shares held, have the right to attend the meeting, to appoint a proxy (being another shareholder or a spouse) or to submit a postal ballot.
          Shareholders who wish to attend will receive an admission card on request.

          Holders of registered nominative shares may attend the meeting, appoint a proxy or submit a postal vote if they are registered in the Company's register of shareholders not less than five days prior to the shareholders' meeting. There are no further formalities and such shareholder will be admitted on presentation of identification. .

          Holders of bearer shares must have their shares placed in a blocked account no less than five days prior to the shareholders' meeting by their broker or other intermediary. The broker or intermediary must provide a certificate to confirm that the shares have been blocked for a period expiring no sooner than the end of the shareholders' meeting.

          Holders of bearer shares wishing to appoint a proxy or submit a postal ballot may request their broker or intermediary to provide them with the necessary proxy/voting card no later than six days prior to the shareholders' meeting.

          All certificates of immobilization, proxy forms or postal ballots must be filed with BNP PARIBAS - les Collines de l'Arche - GIS Services aux Emetteurs - Assemblees- 75450 PARIS CEDEX 09, France.

          Postal votes will only be accepted if the duly completed form is received by BNP Paribas (address above) or by the Company at its registered office no later than three days prior to the shareholders' meeting. A shareholder who has submitted a postal ballot may not attend the meeting either in person or by proxy.

          Special  rules  apply  to  holders  of  American   Depositary  Shares.
          Information can be obtained from your broker or intermediary, or the Bank of New York.


                                                         The Board of Directors.